EXHIBIT 99.1

B COMMUNICATIONS LTD. ANNOUNCES AFFIRMATION OF ITS A2 RATING WITH AN UPDATE TO A NEGATIVE OUTLOOK WITH RESPECT TO ITS DEBENTURES THAT ARE TRADED IN ISRAEL

Ramat-Gan, Israel, July 20, 2012 - B Communications Ltd. (Nasdaq and TASE: BCOM) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has affirmed the Company's A2 rating with an update to negative outlook, with respect to the Company's debentures traded on the Tel Aviv Stock Exchange.

Midroog cited, mainly, the following factors in its rating report:

The rating is supported by Bezeq's robust business profile, which is Israel's largest and leading communications group, and the owner of the most advanced and widespread communications infrastructure in Israel. In Midroog estimation Bezeq will continue to generate very strong cash flows proportionate to the company's debt service ratio, in the short and medium term.

Furthermore, Midroog cited that the Company has a good "Security Pillow" due to good liquidity level and a relatively comfortable debt repayment schedule for the next few years, to a degree that reduces the dependency on Bezeq in the short term. It is also noteworthy that the Company's existing financial covenants are not directly dependent on Bezeq's market value - a factor that strengthens both liquidity and financial flexibility of the Company.

The setting of the rating's negative outlook is a reflection of the erosion of the Company's financial flexibility as a result of and high leverage ratios which resulted from the decline in Bezeq's market value during the last 12 months.

Midroog also cited the changes that have occurred in the cellular market, with respect to both the regulation and the competition, which they believe are a challenge for Bezeq to maintain past profitability levels in the short and medium term, due to the impact on the cellular sector.

Midroog also cited that Bezeq is also affected by the uncertainty regarding regulatory developments and the structure of future competition in the landline sector and the multi-channel television market. Midroog estimates that the scope and visibility of the capital flow from Bezeq will weaken somewhat in the short and medium term, mainly as a result of the erosion of Pelephone's financial profile.

For the full report please see a link to the TASE site:

http://maya.tase.co.il/bursa/report.asp?report_cd=751431.

Forward-Looking Statements
This release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.